November 1, 2019

Antony Koblish
President and Chief Executive Officer
TELA Bio, Inc.
1 Great Valley Parkway, Suite 24
Malvern, Pennsylvania 19355

       Re: TELA Bio, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed October 29, 2019
           File No. 333-234217

Dear Mr. Koblish:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed October 29, 2019

Our fourth amended and restated certificate of incorporation . . ., page 57

1. We note the disclosure here that the provision cited in this risk factor does not apply to actions arising under the Securities Act or Exchange Act; however, the articles of incorporation and bylaws filed with this amendment do not include a similar statement.
       As such, if true, please amend your articles and bylaws to state that this provision does not apply to actions arising under the Securities Act or Exchange Act. Alternatively, please tell us how you intend to make investors aware of the provision's limited applicability.
       For example, will you include disclosure in your future Exchange Act reports?
       You may contact Tara Harkins at 202-551-3639 or Lynn Dicker, Senior Accountant, at
202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoffrey Kruczek, Senior Attorney, at
 Antony Koblish
TELA Bio, Inc.
November 1, 2019
Page 2

202-551-3641 with any other questions.



                                         Sincerely,
FirstName LastNameAntony Koblish
                                         Division of Corporation Finance
Comapany NameTELA Bio, Inc.
                                         Office of Manufacturing
November 1, 2019 Page 2
cc:       Rachael M. Bushey
FirstName LastName